                                                                      EXHIBIT 22


                       IN THE UNITED STATES DISTRICT COURT

                          FOR THE DISTRICT OF DELAWARE


- - - - - - - - - - - - - - - - - - - -X
                                       )
CHESAPEAKE CORPORATION and             )
SHEFFIELD, INC.,                       )
                                       )
                        Plaintiffs,    )
                                       )
      v.                               )   Civil Action No. 99-830
                                       )
SHOREWOOD PACKAGING                    )
CORPORATION,                           )
                                       )
                        Defendant.     )
                                       )
- - - - - - - - - - - - - - - - - - - -X

                            ANSWER AND COUNTERCLAIMS
                       OF SHOREWOOD PACKAGING CORPORATION

            Defendant Shorewood Packaging Corporation ("Shorewood" or the "Company"), by its undersigned counsel, answers Plaintiffs' Complaint ("Complaint") in accordance with the numbered paragraphs thereof as follows:

                             JURISDICTION AND VENUE
                            ------------------------

            1. The allegations in Paragraph 1 of the Complaint state legal conclusions to which no response is required.

            2. The allegations in Paragraph 2 of the Complaint state legal conclusions to which no response is required.

                                   THE PARTIES
                                  -------------
            3.    Admitted.

         4. Admitted in part and denied in part. Admitted that Plaintiff Purchaser is a corporation incorporated under the laws of the State of Delaware. Shorewood is without knowledge or information sufficient to form a belief as to the remaining allegations and they are therefore denied.

         5.    Admitted.

         6.    Admitted.

                                THE TENDER OFFER
                               ------------------

         7. Admitted, except Plaintiffs' characterization of the terms and effect of the Tender Offer is denied as incomplete and misleading.

         8. Admitted in part and denied in part. Admitted that the Tender Offer price is $17.25 per share in cash. Plaintiffs' characterization of the terms and effect of the Tender Offer is denied as incomplete and misleading. Shorewood respectfully refers the Court to Plaintiffs' Offer to Purchase on
Schedule 14D-1 filed with the SEC on December 3, 1999 ("Offer to Purchase").

         9. Admitted in part and denied in part. Admitted that Plaintiffs propose to acquire all of the outstanding shares of Shorewood stock in a two-step transaction of which the Tender Offer is the first step. Shorewood is without knowledge or information sufficient to form a belief as to Plaintiffs' alleged intentions and anticipations and the remaining allegations are therefore denied.

         10. The allegations in Paragraph 10 of the Complaint state legal conclusions to which no response is required.

         11. The allegations in Paragraph 11 of the Complaint state legal conclusions to which no response is required.

         12. Admitted in part and denied in part. Admitted that Section 14(e) of the Exchange Act, 15 U.S.C. Section 78n(e), contains the text quoted in Paragraph 12 of the Complaint. The remaining allegations state legal conclusions to which no response is required.

            13. The allegations in Paragraph 13 of the Complaint state legal conclusions to which no response is required. To the extent the allegations are factual in nature, Shorewood is without knowledge or information sufficient to form a belief as to their truth and they are therefore denied.

                            THE CONSENT SOLICITATION
                           --------------------------

            14. Admitted in part and denied in part. Denied that the candidates Chesapeake proposes to nominate for election to the Shorewood Board of Directors are "independent." Shorewood is without knowledge or information sufficient to form a belief as to the truth of the allegations contained in the last sentence of Paragraph 14 of the Complaint and they are therefore denied. The remaining allegations are admitted.

            15. Admitted in part and denied in part. Admitted that Rule 14a-9, 17 C.F.R. Section 240.14a-9, promulgated by the SEC under Section 14(a) of the Exchange Act, contains the text quoted in Paragraph 15 of the Complaint. The remaining allegations state legal conclusions to which no response is required.

            16. Denied as stated. Admitted that certain preliminary materials relating to the Consent Solicitation have been filed with the SEC. Shorewood is without knowledge or information sufficient to form a belief as to the truth of the allegations contained in the last two sentences of Paragraph 16 of the Complaint and these allegations are therefore denied. To the extent the allegations state legal conclusions, no response is required.

            17.   Admitted.

                               DECLARATORY RELIEF
                              --------------------

            18. Admitted in part and denied in part. Admitted that the Declaratory

Judgment Act, 28 U.S.C. Section 2201, contains the text quoted in Paragraph 18 of the Complaint. The remaining allegations state legal conclusions to which no response is required.

            19. Denied. Shorewood is without knowledge or information sufficient to form a belief as to the truth of the allegations regarding Plaintiffs' expectations and beliefs and these allegations are therefore denied. The remaining allegations are also denied. To the extent the allegations state legal conclusions, no response is required.

            20.   Denied.

            21. Admitted in part and denied in part. Admitted that Plaintiffs seek relief pursuant to the Declaratory Judgment Act, 28 U.S.C. Sections
2201 and 2202. Denied that Plaintiffs are entitled to such relief.

            WHEREFORE, Shorewood respectfully requests that this Court enter judgment in its favor and against Plaintiffs.

                                COUNTERCLAIMS FOR
                               -------------------
                        DECLARATORY AND INJUNCTIVE RELIEF
                       -----------------------------------

            Defendant-Counterclaim Plaintiff Shorewood, upon knowledge as to itself and upon information and belief as to all other matters, alleges for its Counterclaims for Declaratory and Injunctive Relief pursuant to Sections 13(d) and 14(d) and (e) of the Exchange Act (collectively referred to as the "Williams Act") as follows:

            22. Shorewood incorporates as if fully set forth herein its above responses and objections to the Complaint, including definitions.

               PLAINTIFFS' FALSE AND MISLEADING OFFER TO PURCHASE
              ----------------------------------------------------

            23. Section 14(e) of the Exchange Act makes it unlawful "to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made . . . not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer." Section 14(e) of the Exchange Act (15 U.S.C. Section 78n(e)).
Section 13(d) of the Exchange Act requires, among other things, that anyone who acquires more than five percent of any class of equity securities of a company registered with the SEC file a Schedule 13D statement setting forth (a) the background and identity of the purchaser; (2) the source of the funds used to purchase the securities; and (3) the purpose of the acquisition and the purchaser's future plans and intentions with respect to the issuer. Section 13(d) of the Exchange Act (15 U.S.C. Section 78m(d)). Section 14(d) of the Exchange Act requires that tender-offerors disclose certain prescribed information by filing it with the SEC. Section 14(d) of the Exchange Act (15 U.S.C. Section 78(n)(d)). This information includes all the information that is required in a Schedule 13D statement.

            24. Plaintiffs' Offer to Purchase violates the Williams Act by, among other things, making materially false and misleading statements and omissions about the financing for the Tender Offer and about Plaintiffs' intention to consummate a merger with Shorewood (the "Proposed Merger") after closing the Tender Offer.

            25. As set forth more fully below, the Offer to Purchase misleadingly assures the Shorewood stockholders that the Tender Offer "is not conditioned" upon Plaintiffs' obtaining financing. This statement is materially misleading. As a practical matter, the Tender Offer cannot proceed unless Plaintiffs obtain financing for the purchase of the shares tendered since Plaintiffs admit in the Offer to Purchase that as of September 30, 1999, Chesapeake had only $36 million in cash and cash equivalents and only $139.5 million in working capital. The only potential source of financing identified in the Offer to Purchase is First Union Bank ("First Union"). However, Plaintiffs cannot satisfy several of the conditions in their loan agreement with First Union. As a result,

Plaintiffs cannot finance the Tender Offer. Plaintiffs' disclosures to the contrary are therefore materially false and misleading.

            26. Additionally, as a result of Plaintiffs' Stock Purchase Agreement entered into on November 26, 1999 (the "Stock Purchase Agreement") (Exhibit A ) with Ariel Capital Management, Inc. ("Ariel"), Plaintiffs have become an "interested stockholder" of Shorewood within the meaning of Section 203 of the Delaware General Corporation Law (the "DGCL"). To prevent abusive takeover tactics such as those attempted by Plaintiffs in this case, Section 203 will generally prohibit for three years a business combination between a Delaware corporation and an "interested stockholder" (as defined in Section
203). The Stock Purchase Agreement fundamentally affects Plaintiffs' ability to consummate the Proposed Merger pursuant to Section 203. Plaintiffs' failure to disclose this material fact to the stockholders violates the Williams Act.

            27. Further, the Offer to Purchase violates the Williams Act by giving the stockholders a materially false and misleading impression regarding the manner in which the Proposed Merger will be effectuated. Plaintiffs have announced their intent to conduct a consent solicitation to remove without cause all current members of the Shorewood Board and replace them with Plaintiffs' hand-picked designees. The Offer to Purchase repeatedly touts the actions to be taken by those designees, including approval and facilitation of the Proposed Merger. These statements are materially false and misleading because, even assuming a Shorewood Board (however constituted) could legally effectuate the Proposed Merger (which it cannot), the proposed removal without cause of the Shorewood Board is impermissible.

            28. Under the applicable provisions of the DGCL, the current Shorewood directors, unless removed for cause or otherwise in accordance with the specific provisions of Section 141(k) of the DGCL, are entitled to complete their terms in office for which they were duly elected by the Shorewood stockholders. Therefore,

Plaintiffs' Offer to Purchase - to the extent it is premised upon actions to be taken after removal of the current directors without cause - is materially false and misleading and in violation of the Williams Act.

            PLAINTIFFS' FALSE AND MISLEADING STATEMENTS AND OMISSIONS
          CONCERNING THE SOURCE AND TERMS OF THE TENDER OFFER FINANCING
         ---------------------------------------------------------------

            29. Plaintiffs assure the Shorewood stockholders repeatedly that the Tender Offer "is not conditioned upon Chesapeake or Purchaser obtaining financing." Although Plaintiffs certainly are the "masters of their offer," these statements are materially misleading because Plaintiffs have no ability to consummate the Tender Offer without outside financing - which they have not obtained.

            30. According to the Offer to Purchase, as of September 30, 1999, Chesapeake had only $36 million in cash and cash equivalents and only $139.5 million in working capital. Plaintiffs have estimated, however, that the total amount of funds required to purchase all of the outstanding shares of Shorewood stock (other than those owned by Sheffield) on a fully diluted basis pursuant to the Tender Offer and Proposed Merger together with payment for all related fees and expenses would be approximately $525 million.

            31. In sum, based upon their Offer to Purchase, Plaintiffs are not in a position to finance the Tender Offer and Proposed Merger in the absence of outside financing. Thus, in a letter dated November 10, 1999, accepted and agreed to by First Union and Chesapeake by December 2, 1999 ("Commitment Letter") Chesapeake stated that it "will require" a loan of up to $750 million in order to finance the Tender Offer and Merger.

            32. The only potential source of outside financing identified in the

Offer to Purchase is First Union. However, First Union agreed to provide such financing only upon Plaintiffs meeting certain terms and conditions (summarized and attached to the Commitment Letter).

            33. The First Union financing facility essentially consists of a series of loans, each subject to a series of specific terms and conditions. The first such loan, the "Tender Offer Loan", is earmarked for "the purchase of Shares tendered and purchased pursuant to the Tender Offer."

            34. Among other things, the Tender Offer Loan is subject to the satisfaction of the following conditions ("Tender Offer Loan Conditions"): (a) "a majority of the Shareholders of Target shall have elected the requisite number of board of directors to approve the Merger and such majority Shareholders shall take all requisite actions to amend 'poison pill,' 'shark repellant' or other similar items (including such actions so that the Tender Offer is approved pursuant to Section 203 of the Delaware General Corporation Law or the Administrative Agent being satisfied that the provisions of such
Section 203 are invalid or inapplicable to the Tender Offer and Merger (by action of Target's Board of Directors or otherwise)) that could prevent or delay the Merger . . .."; and (b) "the prompt consummation of the Merger after the
Tender Offer Closing Date could not reasonably be expected to be restrained, prevented or otherwise subject to material adverse conditions."

            35. Plaintiffs did not fully disclose these Tender Offer Loan Conditions or explain their implications to the Shorewood stockholders, in violation of the Williams Act. For example, the Offer to Purchase does not adequately disclose, or explain the effect of, the fact that financing for the Tender Offer (and hence the Tender Offer itself) is contingent on - among other things - the outcome of Plaintiffs' Consent Solicitation. If Plaintiffs fail in their bid to have their designees elected to the Shorewood Board, they will not obtain financing for the Tender Offer.

            36. Additionally, the Offer to Purchase fails to disclose the fact that, even if Plaintiffs' Consent Solicitation were successful, financing would still fail because the newly elected Shorewood Board (for reasons discussed fully below) would be incapable of approving the Tender Offer pursuant to
Section 203. As a corollary, the prerequisite satisfaction of the Administrative Agent that the provisions of Section 203 are inapplicable to the Merger (by action of Target's Board of Directors or otherwise) and could not prevent or delay the Merger, is impossible.

            37. Due to the applicability of Section 203, Plaintiffs will also be unable to meet the Tender Offer Loan Condition that "the prompt consummation of the Merger after the Tender Offer Closing Date could not reasonably be expected to be restrained [or] prevented." Plaintiffs' failure to disclose this material fact violates the Williams Act.

            38. Finally, the Offer to Purchase is utterly silent as to how the Plaintiffs intend to finance the Tender Offer in the (assured) event they fail to meet the Tender Offer Loan Conditions and are therefore unable to obtain financing from First Union.

            39. In sum, although the Offer to Purchase asserts repeatedly that the Tender Offer is not contingent upon obtaining financing, it discloses no realistic source of financing. The only purported source of financing identified by the Plaintiffs is First Union. First Union, however, will not finance the Tender Offer without the satisfaction of conditions that cannot be satisfied. Accordingly, the Offer to Purchase is materially false and misleading.

            PLAINTIFFS' FALSE AND MISLEADING STATEMENTS AND OMISSIONS
                      CONCERNING THE SECTION 203 CONDITION
           -----------------------------------------------------------

            40. According to Plaintiffs, the goal of the Tender Offer is to ultimately acquire the entire equity interest in Shorewood. Yet the fact that the Shorewood Board (however constituted) will be statutorily prohibited from approving such a transaction, is nowhere disclosed. This omission renders the Offer to Purchase materially false and misleading.

            41. Shorewood stockholders are informed that the Tender Offer is "subject to the condition that . . . the Proposed Merger shall have been approved pursuant to Section 203 of the DGCL" (the "Section 203 Condition"). However, Plaintiffs' disclosures treat the Section 203 Condition in such a cavalier fashion as to leave the Shorewood stockholders with the false impression that once the Tender Offer has been completed, Section 203 approval is a mere ministerial event, not subject to serious impediments. For example, stockholders are told that:

      Purchaser currently intends, as soon as practicable upon consummation of the Offer, to propose and seek to have the Company effect a merger or similar business combination (the "Proposed Merger") between the Company and Purchaser or an affiliate thereof, pursuant to which each then outstanding Share . . . would be converted pursuant to the terms of the Proposed Merger into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer . . . .

            42. Stockholders are also informed that Plaintiffs intend to solicit consents in order to, among other things, (i) eliminate the classification of Shorewood's Board of Directors, (ii) remove Shorewood's entire Board of Directors without cause and (iii) elect Plaintiffs' designees (who have not been identified) to constitute Shorewood's entire Board of Directors.

            43. Due to Plaintiffs' material omissions, stockholders are left with the impression that Plaintiffs' designees, once elected, are not only "expect[ed]" to approve the Proposed Merger, but would indeed be able to do so under the DGCL, and thereby satisfy the Section 203 Condition.

            44. Plaintiffs do not disclose that by their own conduct, they have disabled the current and any future Shorewood Board from approving a business combination with Plaintiffs during the three-year statutory period proscribed by
Section 203. Although the facts giving rise to this Section 203 bar are not directly at issue in this litigation (they are currently the subject of a Declaratory Judgment Counterclaim in Delaware Court of Chancery), Plaintiffs' failure to disclose the existence and effect of the Section 203 bar on the Proposed Merger is at issue, because it violates the Williams Act. Therefore, the facts underlying Shorewood's Section 203 disclosure claim are summarized below.

            THE STOCK PURCHASE AGREEMENT WITH ARIEL MAKES PLAINTIFFS
                  AN "INTERESTED STOCKHOLDER" UNDER SECTION 203
           ----------------------------------------------------------

            45. Ariel, a third party, is a registered investment adviser whose clients beneficially own approximately 5.6 million shares of Shorewood common stock, representing in excess of 20% of the total Shorewood outstanding common stock. In their Preliminary Consent Statement filed with the SEC on December 3, 1999 ("Consent Statement"), Plaintiffs admit that Ariel's position amounts to 20.28% of the outstanding shares of Shorewood common stock.

            46. Ariel admitted in its Schedule 13G statement filed with the SEC on July 8, 1999 that it held "sole voting power" with respect to 5,524,972 shares of Shorewood common stock held by its clients. (Exhibit B)

            47. On December 8, 1999 Ariel amended its short-form Schedule 13G, disclosing the existence of the Stock Purchase Agreement and its holding of "sole voting power" with respect to 5,518,982 shares of Shorewood common stock held by its clients.
(Exhibit C)

            48. Through the Stock Purchase Agreement, Ariel effectively ceded that voting power - over more than 20% of Shorewood's common stock - to Plaintiffs. As a result, Plaintiffs and their affiliates have become both an "interested stockholder" and "associate" of Shorewood within the meaning of
Section 203 of the Delaware General Corporation Law ("Section 203").

            49. The Stock Purchase Agreement is designed and intended to lock up more than 20% of Shorewood's common stock to vote at Plaintiffs' direction. The Stock Purchase Agreement obligates Ariel to "use its best efforts as investment adviser to exercise its discretionary authority to cause Ariel's Clients to transfer, assign and convey" Shorewood common stock to Plaintiffs and also to cause Ariel's clients to "execute proxies or written consents in the form solicited by [Plaintiffs] or any of its affiliates in any proxy or written consent solicitation" commenced in connection with a tender offer by the Plaintiffs. Because Ariel has "sole voting power" over virtually all the shares owned by its clients, these provisions guarantee that more than 20% of Shorewood's common stock will be voted as Plaintiffs direct.

            50. Although Plaintiffs and Ariel drafted the Stock Purchase Agreement to create the appearance of being in compliance with Section 203 (by purporting to limit the transaction to 4,106,440 shares -- or 14.9% of Shorewood's outstanding shares), this attempt to elevate form over substance fails: the unambiguous terms of the agreement give Plaintiffs voting control over more than 20% of the outstanding shares.

            51. On the surface, the Stock Purchase Agreement purports to obligate Ariel to sell only 14.9% of Shorewood's outstanding shares. Moreover, section 1(c) of the Stock Purchase Agreement provides that the number of "Purchased Shares" shall be reduced, if necessary, to "one Share less than the number of Shares that, if purchased, would cause [Plaintiffs] to be deemed . . . an 'interested stockholder' within the meaning of Section 203."

            52. However, whereas the Stock Purchase Agreement expressly limits the number of shares that Ariel must sell or tender to 14.9% of Shorewood's outstanding shares, it places no limit on the number of shares as to which Ariel must vote at Plaintiffs' direction. Specifically, section 1(d) of the Stock Purchase Agreement provides that if Plaintiffs or any of their affiliates commence a tender offer for Shorewood shares:

      then Ariel agrees to use its best efforts as investment adviser to exercise its discretionary authority to cause Ariel's Clients to: (i) tender the Purchased Shares in such tender offer; and (ii) execute proxies or written consents in the form solicited by Buyer or any of its affiliates in any proxy or written consent solicitation commenced in connection with such tender offer.

Unlike subpart (i) of section 1(d), which focuses on "Purchased Shares", subpart
(ii) contains no such limitation. In essence, Plaintiffs have contracted for the right to direct the vote of all of the Shorewood shares - more than 20% of the outstanding shares - held by Ariel's clients, and have thereby become both an "interested stockholder" and an "associate" of Shorewood within the meaning of
Section 203.

            53. Even apart from section 1(d)'s unambiguous language, other terms of the Stock Purchase Agreement also make clear that Plaintiffs and Ariel have an agreement, arrangement and understanding for the purpose of voting all 5.6 million shares held by Ariel's clients.

            54. Plaintiffs and Ariel know that Shorewood's stock is worth far more than the nominal purchase price under the Stock Purchase Agreement of $17.25 per share. For instance, on December 6, 1999, Ariel's director of research was quoted in The Daily Deal as stating that "[i]f Shorewood is sold it'll fetch a price in the mid-$20 area." Thus, in an attempt to put Shorewood "in play" while at the same time purporting to comply with Section 203, Plaintiffs and Ariel devised a contractual structure that would give Ariel the potential benefit of bids higher than $17.25 and ensure that Ariel would vote all of its shares in favor of Plaintiffs' consent solicitation.

            55. Specifically, section 2 of the Stock Purchase Agreement includes provisions that create a powerful "carrot-and-stick" to make sure that Ariel votes all of its clients' shares in accordance with Plaintiffs' wishes (even assuming section 1(d) gave it any choice in that regard - which it does not).
Section 2 provides that Plaintiffs will increase the consideration to Ariel for the Purchased Shares if they make a tender offer at a price higher than $17.25 per share - but only if Plaintiffs are successful in acquiring a majority of Shorewood's outstanding shares or if a third party acquires a majority of Shorewood's shares.

            56. In essence, Plaintiffs have agreed to pay Ariel a multi-million dollar "bonus" if Ariel succeeds in delivering Shorewood (not just 14.9% of its shares) into their hands. That bargained-for exchange is tantamount to an agreement for the purpose of voting all 5.6 million of Ariel's shares within the meaning of Section 203. Plaintiffs' strategy - locking up more than 20% of Shorewood's outstanding shares to vote in its favor, while nominally purchasing only 14.9% - is precisely the kind of abusive tactic that Section 203's broad language was designed to prevent.

            57. If Plaintiffs increase the price of their inadequate Tender Offer - as they surely must if they are serious about acquiring Shorewood - and Shorewood pursues any strategic course other than a sale to a third party, then Ariel (strongly incentivized by the terms of the Stock Purchase Agreement) will vote all of its clients' shares in Plaintiffs' favor regardless of its evaluation of Shorewood's strategic plan. In those circumstances, even if Ariel determined that Shorewood's strategic plan had a higher value than

Plaintiffs' revised offer, the incentives established in the Stock Purchase Agreement would still force it to vote all of its clients' shares in Plaintiffs' favor in order to try to avoid the loss of additional consideration on the 14.9% of Shorewood's shares it has promised to sell to Plaintiffs. Thus, by promising Ariel a "bonus" contingent upon an acquisition of Shorewood, Plaintiffs have locked in Ariel's full support - with all of its shares - for Plaintiffs' efforts.

            58. For example (and solely for purposes of illustration), assume Plaintiffs increase the tender offer price to $25 per Shorewood share and Shorewood proposes a responsive transaction (not involving a third party acquiring majority ownership) with a value of $30 per share. If Plaintiffs were successful, Ariel would receive $25 per share on all of its 5.6 million shares (or approximately $140 million in total). If Shorewood's responsive transaction is successful, Ariel would receive $30 per share on 1.5 million shares not purchased by Plaintiffs, but only $17.25 per share on the 4.1 million shares sold to Plaintiffs (or approximately $115.7 million in total). Since the blended consideration to Ariel on the higher Shorewood alternative is substantially less than $25, Ariel would be incentivized by the Stock Purchase Agreement to vote all shares for the lower $25 proposal.

                      THE SHOREWOOD BOARD IS PRECLUDED FROM
              APPROVING THE PROPOSED MERGER PURSUANT TO SECTION 203
             -------------------------------------------------------

            59. In light of Plaintiffs' status as an "interested stockholder," the Board does not have the power to approve the Proposed Merger under Section 203.

            60. Section 203 applies to any Delaware corporation that has not opted out of its coverage. Shorewood has not opted out of Section 203 coverage.

            61. Section 203's provisions are broadly written to avoid circumvention of the statute's goals through the elevation of form over substance. Thus, Section 203 encompasses circumstances where, as here, a potential acquiror attempts to acquire an interest in more than 15% of the voting stock of a corporation without formally acquiring ownership or voting rights.

            62. An "interested stockholder" under Section 203 is an entity that controls or owns more than 15% of the voting stock of a target corporation. In relevant part, Section 203(c)(5) broadly defines an "interested stockholder" as:

      any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person . . . .

8 Del. C. Section 203(c)(5).

            63. Section 203(c)(9) defines "owner" broadly as follows: "owner," including the terms "own" and "owned" when used with respect to any stock means a person that individually or with or through any of its affiliates or associates:

            (i)  beneficially owns such stock, directly or indirectly; or

            (ii) has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered stock is accepted for purchase or exchange; or
            (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person's right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

                  (iii) has an agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of clause (ii) of this paragraph), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

8 Del. C. Section 203(c)(9)(emphasis added).
                  64. The terms "affiliate" and "associate" are defined in
Section 203(c)(1) and (2), respectively, as follows:
         "affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

         "associate" . . . means (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock . . . .

8 Del. C. Section 203(c)(1) and (2) (footnote omitted, emphasis omitted).

                  65. The Stock Purchase Agreement constitutes an "agreement, arrangement or understanding" within the meaning of Section 203.

                  66. Plaintiffs are and will continue to be an "interested stockholder" and an "associate" of Shorewood within the meaning of Section 203.

                  67. The Stock Purchase Agreement was not approved in advance by the Shorewood Board. Therefore, any action by the Shorewood Board (currently or during the statutorily applicable three-year time period in the future) purporting to render Section 203 inapplicable to the Proposed Merger would be ultra vires. This material fact is omitted from the Offer to Purchase, in violation of the Williams Act.

                  68. Moreover, the statements the Plaintiffs do make about the Stock Purchase Agreement are materially misleading because they leave Shorewood stockholders with the false impression that the Stock Purchase Agreement did not result in Plaintiffs' becoming an "interested stockholder" of Shorewood.

                  69. The Offer to Purchase focuses on the 14.9% ownership provision, thereby misleading Shorewood's stockholders into believing that Plaintiffs have stopped short of becoming an "interested stockholder" of Shorewood. Plaintiffs' failure to disclose the voting arrangement or the underlying economic reality of the Stock Purchase Agreement and Plaintiffs' resulting status as an "interested stockholder" is materially misleading and in violation of the Williams Act.

            PLAINTIFFS' FALSE AND MISLEADING STATEMENTS AND OMISSIONS
              RELATING TO FUTURE ACTIONS BY THE SHOREWOOD DIRECTORS
           -----------------------------------------------------------

                  70. The Tender Offer is premised (and indeed conditioned) upon Plaintiffs' "expectation" that certain actions will be taken by a newly-elected Shorewood Board consisting entirely of Plaintiffs' designees.

                  71. The Offer to Purchase explains the steps Plaintiffs propose to take in order to place their designees on the Shorewood Board. Among other things, Plaintiffs will seek consents to remove the Shorewood by-law provision establishing a classified board of directors and to require the annual election of all directors. Additionally, the proposed consent solicitation contains proposals to remove without cause the nine current members of the Shorewood Board and to elect Plaintiffs' designees to the Shorewood Board. The material information Plaintiffs omit to mention is that their proposals are invalid under Section 141 of the DGCL and therefore cannot succeed.

                  72. Although the validity of Plaintiffs' proposals under
Section 141 are not directly at issue in this litigation (they are currently the subject of a Declaratory Judgment Counterclaim in Delaware Court of Chancery), Plaintiffs' failure to disclose the existence and effect of Section 141 on the Proposed Merger is at issue, because it violates the Williams Act.

                  73. As permitted by Section 141(d) of the DGCL, the Shorewood Bylaws currently provide that the Shorewood Board shall be divided into three classes elected to serve for staggered terms of three years. Under the applicable provisions of the DGCL, the members of the classified Shorewood Board are entitled to serve a full three-year term, and the shareholders may effect their removal only for cause, or, if Shorewood's certificate of incorporation so provides, without cause. See 8 Del. C. Section 141(k). Shorewood's certificate of incorporation does not provide for removal of directors without cause. Plaintiffs' disclosures premised upon the removal of those directors without cause are therefore materially false and misleading in violation of the Williams Act.

                  PLAINTIFFS' FALSE AND MISLEADING SCHEDULE 13D
                 -----------------------------------------------

                  74. On November 30, 1999, Plaintiffs filed a Schedule 13D with the SEC disclosing that Chesapeake had entered into the Stock Purchase Agreement to purchase 4,106,440 shares, or approximately 14.9% of Shorewood's outstanding shares, for $17.25 per share.

                  75. For the reasons previously alleged, Plaintiffs' disclosures regarding the terms and effects of the Stock Purchase Agreement, and Plaintiffs' beneficial ownership arising therefrom are materially false and misleading and omit to state material facts necessary in order to make the statements made not misleading, in violation of the Williams Act.

                        DECLARATORY AND INJUNCTIVE RELIEF
                       -----------------------------------

                  76. The Court may grant the declaratory relief sought herein pursuant to 28 U.S.C. Section 2201. There exists a substantial controversy among the parties as to whether the Offer to Purchase and Schedule 13D are materially false and misleading in violation of the Williams Act.

                  77. Determination of these issues will afford relief from uncertainty with respect to the rights, status and legal relations between the parties.

                  78. Shorewood has no adequate remedy at law.


                  WHEREFORE, Shorewood respectfully requests that the Court enter a judgment in its favor and against Plaintiffs,

                  a. declaring that Plaintiffs' Offer to Purchase and Schedule 13D violate the Williams Act;

                  b. preliminarily and permanently enjoining Plaintiffs from proceeding with the Tender Offer in violation of the Williams Act; and

                  c. granting Shorewood such further relief as the Court deems just and proper.


                                        SKADDEN, ARPS, SLATE,
                                        MEAGHER & FLOM LLP


                                        -------------------------------
                                        Edward P. Welch (Bar I.D. No. 671)
                                        Robert S. Saunders (Bar I.D. No. 3027)
                                        Martina Bernstein (Bar I.D. No. 3806)
                                        One Rodney Square
                                        Post Office Box 636
                                        Wilmington, Delaware  19899-0636
                                        Telephone:     (302) 651-3000
                                        Facsimile:     (302) 651-3001
                                        Counsel for Defendant Shorewood
                                             Packaging Corporation


DATED:  December 16, 1999